600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

September 16, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Nunavut Legal Registry
Ontario Securities Commission
L’Autorité des marchés financiers
Saskatchewan Financial Services Commission
TSX Venture Exchange

Dear Sirs:

Subject: Starfield Resources Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual and Special Meeting
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	855 28N 103
4.	Record Date	:	October 11, 2005
5.	Meeting Date	:	November 10, 2005
6.	Meeting Location	:	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Starfield Resources Inc.

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc:	McLeod & Company
Attention: Rick Breen